FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of, September, 2004

ROYAL CARIBBEAN CRUISES LTD.

1050 Caribbean Way, Miami, Florida 33132
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                                                 Form 20-F |X|                                         Form 40-F |_|

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                                       Yes |_|                                                    No |X|

         [If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______.]

                                                                                                           Contact:  Lynn Martenstein (305) 539-6573

                                                                                                           For Immediate Release

ROYAL CARIBBEAN INTERNATIONAL, CELEBRITY CRUISES
WIND DOWN HURRICANE FRANCES RESPONSE

MIAMI — September 6, 2004 — Royal Caribbean International and Celebrity Cruises today started winding down its weeklong operational response to Hurricane Frances, which pounded the Caribbean and Florida coasts for much of the week. The massive storm, which moved excruciatingly slowly over a large swath of Caribbean and Southeast Florida cruising routes, closed three of Florida’s major turn-around ports, canceled three of the lines’ cruises, and upended the itineraries of seven of the company’s ships.

        Royal Caribbean and Celebrity staff worked round-the-clock throughout the week to minimize the disruption to its guests—redirecting ships to safer seas, re-accommodating guests on alternate sailings, and booking scarce airlift and hotel rooms.

        “Hurricane Frances was a huge storm that demanded a huge measure of flexibility, contingency planning and good old-fashion communication with our guests and travel partners,” said company President and COO Jack Williams. “I am proud of the way our team responded and impressed with the way our guests handled a very fluid situation.”

        Hurricane Frances was the most disruptive storm in Royal Caribbean’s 33-year history, company officials noted. The unusual confluence of the size, path and time of the storm on top of the simultaneous and multiple logistical demands on company operations—from planning and provisioning ships to moving ships and transporting guests—created a rare combination of circumstances and events.

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ROYAL CARIBBEAN INTERNATIONAL, CELEBRITY CRUISES
WIND DOWN HURRICANE FRANCES RESPONSE                                                                 2-2-2-2

        While the residual effects of the storm—cleanup operations, port dredging and safety checks—will continue to affect company operations for the remainder of the week, Royal Caribbean expects scheduling to be back to normal by this weekend.

        The company estimates the financial impact of Hurricane Frances to be in the range of $0.07 to $0.09 per share. By comparison, Hurricane Andrew cost the company about $0.01 per share.

        Royal Caribbean International and Celebrity Cruises are operated by Royal Caribbean Cruises Ltd., a global cruise-vacation company with a combined total of 29 ships in service and two under construction. The company also offers unique cruise tour vacations in Alaska, Canada and Europe. Additional information can be found on www.royalcaribbean.com, www.celebrity.com and rclinvestor.com.

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SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL CARIBBEAN CRUISES LTD. (Registrant) BY: /S/ BONNIE S. BIUMI —————————————— Bonnie S. Biumi Senior Vice President, Treasurer

Date:  September 7, 2004